Exhibit 99.8

Deloitte Accountants B.V. Gustav Mahlerlaan 2970 1081 LA Amsterdam P.O.Box 58110 1040 HC Amsterdam Netherlands Tel: +31 (0)88 288 2888 Fax: +31 (0)88 288 9737 www.deloitte.nl

Independent auditor’s report pursuant to Section 2:328 subsection 1 in junction with Section 2:333g of the Dutch Civil Code

To the Boards of Directors of the companies mentioned below

Our opinion

We have read the proposal for legal merger dated June 7, 2019 between the following companies:

1.              Mediaset S.p.A., a public joint stock company incorporated under the laws of the Republic of Italy, based in Milan, Italy (“the disappearing company”).

2.              Mediaset Espana Comunicacion S.A., a public joint stock company incorporated under the laws of the Kingdom of Spain based in Madrid, Spain (“the disappearing company”).

3.              Mediaset Investment N.V., a public limited liability company incorporated under the laws of the Netherlands, based in Amsterdam, the Netherlands (“the acquiring company”).

We have audited the proposed share exchange ratio and the shareholders’ equity of the companies ceasing to exist as included in the Board report to tripartite common cross-border merger terms drawn up by the Board of Directors (“proposal for legal merger”).

In our opinion:

1                 Having considered the documents attached to the proposal for legal merger, the proposed share exchange ratio as referred to in Section 2:326 of the Dutch Civil Code, is reasonable.

2                 The sum of the shareholders’ equity of the companies ceasing to exist, for each company as at the date of its latest adopted company financial statements being for all companies December 31, 2018, on the basis of valuation methods generally accepted in the Netherlands as specified in the proposal for merger, was at least equal to the nominal paid-up amount on the aggregate number of shares to be acquired by their shareholders under the legal merger.

Basis for our opinion

We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the ‘Our responsibilities for the audit of the proposed share exchange ratio and the shareholders’ equity of the companies ceasing to exist’ section of our report.

We are independent of Mediaset Investment N.V., Mediaset S.p.A. and Mediaset Espana Comunicacion S.A. in accordance with the Verordening inzake de onafhankelijkheid van accountants bij assurance -opdrachten (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence) and other relevant independence regulations in the Netherlands. Furthermore, we have complied with the Verordening gedrags- en beroepsregels accountants (VGBA, Dutch Code of Ethics).

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Deloitte Accountants B.V. is registered with the Trade Register of the Chamber of Commerce and Industry in Rotterdam number 24362853. Deloitte Accountants B.V. is a Netherlands affiliate of Deloitte N SE LLP, a member firm of DeloitteToucheTohmatsu Limited.

Restriction on use

This auditor’s report is solely issued in connection with the aforementioned proposal for legal merger and therefore cannot be used for other purposes.

Responsibilities of the Boards of Directors for the proposal for legal merger

The Boards of Directors are responsible for the preparation of the proposal for legal merger in accordance with Part 7 of Book 2 of the Dutch Civil Code. Furthermore, the Board of Directors of each of the aforementioned companies is responsible for such internal control as management determines is necessary to enable the preparation of the proposal for legal merger that is free from material misstatement, whether due to error or fraud.

As part of the preparation of the proposal for legal merger, the Boards of Directors are responsible for assessing the companies’ ability to continue as a going concern. Based on the applicable financial reporting frameworks, the Boards of Directors should prepare the proposal for legal merger using the going concern basis of accounting unless the Boards of Directors either intend to liquidate the companies or to cease operations, or have no realistic alternative but to do so.

The Boards of Directors should disclose events and circumstances that may cast significant doubt on the companies’ ability to continue as a going concern in the proposal for legal merger.

Our responsibilities for the audit of the proposed share exchange ratio and the shareholders’ equity of the companies ceasing to exist

Our objective is to plan and perform the audit engagement in a manner that allows us to obtain sufficient and appropriate audit evidence for our opinion.

Our audit has been performed with a high, but not absolute, level of assurance, which means we may not detect all material errors and fraud during our audit. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this proposal for legal merger. The materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion.

We have exercised professional judgement and have maintained professional skepticism throughout the audit, in accordance with Dutch Standards on Auditing, ethical requirements and independence requirements.

Our audit included among others:

•                  Identifying and assessing the risks of material misstatement of the proposed share exchange ratio and the shareholders’ equity of the companies ceasing to exist, whether due to error or fraud, designing and performing audit procedures responsive to those risks, and obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•                  Otaining an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the companies’ internal control. Evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Boards of Directors.

•                  Concluding on the appropriateness of the Boards of Directors’ use of the going concern basis of accounting, and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the companies’ ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the proposal for legal merger or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause a company to cease to continue as a going concern.

•                  Evaluating the overall presentation, structure and content of the proposal for legal merger, including the disclosures.

•                  Evaluating whether the proposal for legal merger represent the underlying transactions and events free from material misstatement.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant findings in internal control that we identify during our audit.

Amsterdam, June 18, 2019

Deloitte Accountants B.V.

Signed on the original: B.J.C. Dielissen